Exhibit 99.4

China Sunergy Co., Ltd. - Proof 2 8/31/15 CHINA SUNERGY CO., LTD. TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF CHINA SUNERGY CO., LTD. Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. FOLD AND DETACH HERE Address Change Mark box, sign and indicate changes/comments below: Sign Below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. China Sunergy Co., Ltd. - Proof 2 8/31/15

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ORDINARY RESOLUTIONS Retirement and Re-election of Mr. Jianhua Zhao as a Class B director of the Company; Retirement and Re-election of Ms. Merry Tang as a Class B director of the Company; Appointment of the independent auditor of the Company Grant Thornton LLP for the fiscal year 2015; Authorization of the board of directors of the Company to fix the remuneration of the auditors of the Company; and The directors of the Company be, and hereby are, authorized to take any and every action that might be necessary to effect the foregoing resolutions 1 to 4 as such director of the Company, in his or her absolute discretion, thinks fit. China Sunergy Co., Ltd. JPMorgan Chase Bank, N.A., Depositary P.O. Box 64507, St. Paul, MN 55164-0507 Voting Instruction Card JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of China Sunergy Co., Ltd., (the “Company”) will be held at 9:00 a.m. (Beijing Time), on Friday, October 30, 2015 at No. 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) (“ADRs”) FOR or AGAINST voting on the Resolutions to be proposed at the Meeting, or any of them, as the case may be, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., New York time, October 26, 2015. Only the registered holders of record as of the close of business on September 8, 2015, will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADRs representing Ordinary Shares of China Sunergy Co., Ltd., of record on September 8, 2015, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by ADRs, at the Annual General Meeting, in accordance with the instructions given on the reverse side. Please visit the IR Section of the company website to view the AGM notice at http://investors.csun-solar.com/phoenix.zhtml?c=211846&p=irol-agm also view the annual report at the Company’s website at http://investors.csun-solar.com/phoenix.zhtml?c=211846&p=irol-reportsAnnual NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m., New York time, October 26, 2015. JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Please see reverse side for Voting Instructions.

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